APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Something Sweet Bake Shoppe

Profit and Loss

January 1 - July 7, 2023

	TOTAL
Income	
Discount Income	-407.78
Sales of Product Income	16,200.18
Services	5,283.00
Uncategorized Income	775.00
Total Income	**$21,850.40**
Cost of Goods Sold	
Cost of goods sold	0.00
Equipment rental - COGS	5,590.00
Supplies & materials - COGS	2,500.00
Total Cost of goods sold	**8,090.00**
Total Cost of Goods Sold	**$8,090.00**
GROSS PROFIT	**$13,760.40**
Expenses	
Advertising & marketing	141.87
General business expenses	0.00
Memberships & subscriptions	167.69
Total General business expenses	**167.69**
Interest paid	0.00
Credit card interest	49.15
Total Interest paid	**49.15**
Office expenses	0.00
Office supplies	600.00
Software & apps	571.00
Total Office expenses	**1,171.00**
Office Supplies & Software	16.24
Rent	4,200.00
Square Fees	2,670.43
Supplies	89.25
Uncategorized Expense	110.58
Total Expenses	**$8,616.21**
NET OPERATING INCOME	**$5,144.19**
NET INCOME	**$5,144.19**

Something Sweet Bake Shoppe

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Amazon Credit	-3,789.99
Cash	300.00
Square Checking	28,321.24
Total Bank Accounts	**$24,831.25**
Other Current Assets	
Inventory Asset	2,500.00
Payments to deposit	317.71
Uncategorized Asset	-42.80
Total Other Current Assets	**$2,774.91**
Total Current Assets	**$27,606.16**
Fixed Assets	
Long-term office equipment	2,000.00
Tools, machinery, and equipment	5,000.00
Total Fixed Assets	**$7,000.00**
TOTAL ASSETS	**$34,606.16**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Plus Card (1007) - 1	2,256.85
Webstaurant Card	1,269.17
Total Credit Cards	**$3,526.02**
Other Current Liabilities	
Sales Tax Payable	1,625.28
Tips	234.97
Total Other Current Liabilities	**$1,860.25**
Total Current Liabilities	**$5,386.27**
Total Liabilities	**$5,386.27**
Equity	
Opening balance equity	-1,077.31
Partner investments	7,000.00
Retained Earnings	18,153.01
Net Income	5,144.19
Total Equity	**$29,219.89**
TOTAL LIABILITIES AND EQUITY	**$34,606.16**

I, Kynara S. Davis, certify that:

1. The financial statements of Something Sweet Bake Shoppe included in this Form are true and complete in all material respects; and
2. The tax return information of Something Sweet Bake Shoppe has not been included in this Form as Something Sweet Bake Shoppe was formed on 10/17/2023 and has not filed a tax return to date.

Signature   *Kynara S. Davis*
_____

Name: Kynara S. Davis
_____

Title: Owner
_____